UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2020

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101

(Address of principal executive offices)	(Zip Code)

626-244-8053

Registrant’s telephone number, including area code

Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED September 30, 2020

MISO ROBOTICS, INC.

561 EAST GREEN STREET

PASADENA, CA 91101

WWW.MISOROBOTICS.COM

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

Miso has signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0” and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida.

In February of 2020 Miso Robotics unveiled “Flippy 2.0”, Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April of 2020 Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously.

Miso is continuing to develop its latest Flippy prototype as well as engage in business development efforts.

Operating Results

While the Company has seen a growth in revenue during the first half of 2020, the company continues to produce minimal revenue as it ramps up product and business development activities. Our net revenue for this period was $75,500 (unaudited), compared to $6,000 in net revenue for the period ended June 30, 2019.

Since the period covered by our audited financial statements the Company has continued to lower its operating expenses by cutting costs from legal & professional fees, contractors, marketing, rent, and office expenses. In the six-month period ended June 30, 2020 (unaudited), the Company had $3,166,706 in operating expenses, with $1,199,480 from Research and Development related expenses, $743,981 from Sales and Marketing expenses, and $1,223,245 from General and Administrative expenses. This is compared to the six-month period ended June 30, 2019, which had overall higher expenses as compared to this year, with a total of $3,787,161, spread across $1,934,018 from Research and Development, $166,180 from Sales and Marketing, and $1,686,963 from General and Administrative.

Liquidity and Capital Resources

As of June 30th, 2020, the company’s Cash and Cash Equivalents balance was $1,239,003, compared with $2,047,833 as of June 30th, 2019.

The Company filed a Form 1-A with the Securities and Exchange Commission for a Regulation A+ financing round in November 2019. The Company is seeking to raise a minimum of $1,500,000 and a maximum of $30,000,000 by offering its Series C Preferred Stock at a price of $17.16 per share. The Company engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placements of its securities. This Offering was qualified by the SEC on March 26,2020. As of June 30, 2020, the Company had not yet closed on any capital from its Regulation A+ financing round. However, as of the date of this Semi-Annual report, the Company had closed on $5,193,114 in capital by issuing 1,748,252 of Series C Preferred Stock.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. The Company has also continued to close additional debt at the same terms. As of the date of this Semi-Annual report, this total as increased to $3,634,648 of debt from a variety of existing investors and related parties, with a total of 362,739 common warrants.

Based on its current cash position, the Company expects to be able to operate over the next 12-18 months without additional capital, however it will require additional funds in order to execute its go-to-market strategy and continue on a path to achieving significant revenue by 2021. It plans to continue to raise money in its Regulation A+ financing round to achieve this.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more commercial agreements by the end of 2020. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety an accessibility in robotics.

In April of 2020, in partnership with PopID, Miso deployed a thermal-based screening device in CaliBurger’s Pasadena location. To address health concerns the device will measure the body temperature of people entering the restaurant. The technology will be tested in California with the goal of rolling it out to other locations.

In May of 2020 Miso Robotics signed a three-year partnership agreement with PathSpot Technologies to work on integrating PathSpot’s sanitizing scanning technology with Miso's kitchen automation assistants. The goal of the partnership is to help enforce proper hand washing etiquette and ensure effective hand sanitation amongst the human employees that work alongside Flippy.

In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

Principal Products and Services

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso’s team of engineers has built proprietary algorithms in scheduling (action planning/optimization), trajectory planning (robotic movement), and computer vision. Each of these is crucial for the functionality of Flippy while also providing a barrier to entry against the competition. The accuracy of Flippy’s vision algorithms achieved 99.985% at Dodgers Stadium over the 3 months July-September 2019. More specifically, there was 1 vision error out of 6,625 baskets cooked.

To remain easy to use by chefs within an operating kitchen, Flippy uses modern usability research and design to create a touchless cooking workflow, allowing cooks to never press a single button on the robot during regular cooking. Finally, Flippy is cloud-connected. Over-the-air upgrades allow for continuous improvement of the software/brains within Flippy.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2020

MISO ROBOTICS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,239,003	$2,021,777
Accounts receivable - related party, net of allowance for doubtful accounts of $26,875	100,620	72,620
Accounts receivable	52,500	-
Inventory	330,445	330,445
Prepaid expenses and other current assets	5,520	39,404
Deferred offering costs	-	129,791
Total current assets	1,728,088	2,594,037
Property and equipment, net	208,765	245,670
Deposits	181,055	227,636
Total assets	$2,117,908	$3,067,343

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$234,927	$227,089
Accrued expenses and other current liabilities	337,988	172,769
Deferred revenue	92,967	467
Deferred rent	10,207	10,207
Total current liabilities	676,089	410,532
Loan payable	450,000	-
Venture debt, net of discount	2,369,569	2,106,763
Total liabilities	3,495,658	2,517,295

Commitments and contingencies (Note 11)

Stockholders' equity:
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized; 103,811 shares issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019, respectively; liquidation preference of $1,781,397 and $0 as of June 30, 2020 (unaudited) and December 31, 2019, respectively	10	-
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019, respectively; liquidation preference of $10,000,000 as of June 30, 2020 (unaudited) and December 31, 2019, respectively	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of June 30, 2020 (unaudited) and December 31, 2019; liquidation preference of $3,164,433 as of June 30, 2020 (unaudited) and December 31, 2019, respectively	77	77
Common stock, $0.0001 par value, 7,000,000 and 6,000,000 shares authorized as of June 30, 2020 (unaudited) and December 31, 2019, respectively; 1,732,085 shares issued and outstanding as of both June 30, 2020 (unaudited) and December 31, 2019; 262,587 and 277,988 shares unvested as of June 30, 2020 (unaudited) and December 31, 2019	173	173
Additional paid-in capital	17,699,569	16,206,138
Accumulated deficit	(19,077,680)	(15,656,440)
Total stockholders' equity (deficit)	(1,377,750)	550,048
Total liabilities and stockholders' equity (deficit)	$2,117,908	$3,067,343

The accompanying notes are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Net revenue	$75,500	$6,000
Cost of net revenue	55,104	-
Gross profit	20,396	6,000

Operating expenses:
Research and development	1,199,480	1,934,018
Sales and marketing	743,981	166,180
General and administrative	1,223,245	1,686,963
Total operating expenses	3,166,706	3,787,161

Loss from operations	(3,146,310)	(3,781,161)

Other income (expense):
Interest expense	(310,128)	-
Interest income	198	182
Other income	35,000	-
Total other income (expense), net	(274,930)	182

Provision for income taxes	-	-
Net loss	$(3,421,240)	$(3,780,979)

Weighted average common shares outstanding - basic and diluted	1,732,085	1,225,900
Net loss per common share - basic and diluted	$(1.98)	$(3.08)

The accompanying notes are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICT)

	Series C Convertible		Series B Convertible		Series A Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2018	—	$—	997,616	$100	769,784	$77	1,272,810	$127	$15,043,929	$(8,665,608)	$6,378,625
Exercise of stock options	—	—	—	—	—	—	1,875	—	7,708	—	7,708
Stock-based compensation expense	—	—	—	—	—	—	—	—	201,177	—	201,177
Net loss	—	—	—	—	—	—	—	—	—	(3,780,979)	(3,780,979)
Balances at June 30, 2019 (unaudited)	—	$—	997,616	$100	769,784	$77	1,274,685	$127	$15,252,814	$(12,446,587)	$2,806,531

Balances at December 31, 2019	—	$—	997,616	$100	769,784	$77	1,732,085	$173	$16,206,138	$(15,656,440)	$550,048
Issuance of Series C preferred stock, net of issuance costs	103,811	10	—	—	—	—	—	—	1,316,285	—	1,316,295
Stock-based compensation expense	—	—	—	—	—	—	—	—	144,842	—	144,842
Issuance of debt discount	—	—	—	—	—	—	—	—	32,305	—	32,305
Net loss	—	—	—	—	—	—	—	—	—	(3,421,240)	(3,421,240)
Balances at June 30, 2020 (unaudited)	103,811	$10	997,616	$100	769,784	$77	1,732,085	$173	$17,699,569	$(19,077,680)	$(1,377,750)

The accompanying notes are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Cash flows from operating activities:
Net loss	$(3,421,240)	$(3,780,979)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	144,842	201,177
Amortization of debt discount	170,111	-
Depreciation and amortization expense	50,405	48,088
Changes in operating assets and liabilities:
Accounts receivable	(80,500)	(58,500)
Inventory	-	(13,101)
Prepaid expenses and other current assets	33,884	4,007
Accounts payable	7,838	19,716
Accrued expenses and other current liabilities	165,219	(30,393)
Deferred revenue	92,500	52,500
Net cash used in operating activities	(2,836,942)	(3,557,486)
Cash flows from investing activities:
Purchases of property and equipment	(13,500)	(9,237)
Deposits	46,581	-
Net cash provided by (used in) investing activities	33,081	(9,237)
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	1,446,086	-
Proceeds from issuance of venture debt	125,000	-
Proceeds from loan payable	450,000	-
Exercise of stock options	-	7,708
Net cash provided by financing activities	2,021,086	7,708
Net decrease in cash and cash equivalents	(782,774)	(3,559,015)
Cash and cash equivalents at beginning of period	2,021,777	5,606,848
Cash and cash equivalents at end of period	$1,239,003	$2,047,833

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Warrants issued with venture debt	$527	$-
Beneficial conversion feature on venture debt	$31,777	$-
Deferred offering costs charged to additional paid-in capital	$129,791	$-

The accompanying notes an integral part of these financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,421,240 and $3,780,979 for the six months ended June 30, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2020 and 2019. As of June 30, 2020, the Company had an accumulated deficit of $19,077,680. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2020 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2019 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2020 and December 31, 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2020 and December 31, 2019, the Company had cash of $989,003 and $1,771,777, respectively, in excess of federally insured limits.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2020 and December 31, 2019, the Company had an allowance for doubtful accounts of $26,875.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2020 and December 31, 2019, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment and did not record a reserve for obsolete inventory for the six months ended June 30, 2020 and 2019.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2020 and 2019.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware and software usage of its installed units. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. The Company also generates revenue from consulting services.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Software

Software as a services (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Consulting and services	$72,500	$6,000
Software and usage fees	3,000	-
	$75,500	$6,000

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2020 and December 31, 2019.

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	June 30,	December 31,
	2020	2019
	(unaudited)
Accounts receivable - related party, net of allowance for doubtful accounts of $26,875	$100,620	$72,620
Accounts receivable	52,500	-
Contract liabilities - related party	92,967	467

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2019, accounts receivable included $14,004 in unbilled receivables.

Cost of Revenue

Cost of revenue consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, servicing and consulting.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2020 and 2019 amounted to approximately $571,000 and $4,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2020, approximately 70% of the revenues were derived from a single, non-recurring agreement. During the six months ended June 30, 2019, 100% of the revenues were derived from a single, non-recurring agreement with a related party.

As of June 30, 2020, one related party customer and one third party customer accounted for 61% and 32% of the Company’s accounts receivable. As of December 31, 2019, two related party customers accounted for 90% and 10% of the Company’s accounts receivable.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company had $129,791 in deferred offering costs. Upon the successful completion of the Company’s Series C Preferred Stock offering (Note 7), the total balance of $313,687 was charged to additional paid-in capital.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2019 and 2018 are as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Series A Preferred Stock (convertible to common stock)	769,784	769,784
Series B Preferred Stock (convertible to common stock)	997,616	997,616
Series C Preferred Stock (convertible to common stock)	103,811	-
Venture debt	384,210	-
Common stock warrants	286,394	-
Options to purchase common stock	452,392	801,533
Total potentially dilutive shares	2,994,207	2,568,933

*The outstanding notes are convertible into either shares of common or preferred stock. The convertible notes' potential shares were calculated based on principal and accrued interest and the 20% discount per the note agreements. The Company utilized the Series B Preferred price.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

Property and Equipment, Net
	June 30,	December 31,
	2020	2019
	(unaudited)
Computer equipment and software	$120,842	$120,842
Kitchen and lab equipment	120,533	120,533
Furniture and fixtures	34,962	34,962
Leasehold improvements	153,418	139,918
	429,755	416,255
Less: Accumulated depreciation	(220,990)	(170,585)
	$208,765	$245,670

Depreciation and amortization expense of $50,405 and $48,088 for the six months ended June 30, 2020 and 2019, respectively, were included in general and administrative expenses in the statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2020	2019
	(unaudited)
Accrued insurance	$103,000	$-
Accrued personnel costs	9,253	98,027
Accrued legal and professional fees	6,000	1,000
Accrued interest payable	210,159	70,141
Other	9,576	3,600
	$337,988	$172,769

6.	LONG-TERM DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “Notes”) for an aggregate principal amount of $2,744,667. In April 2020, the Company received an additional $125,000 in proceeds from an additional note. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. The Notes have a 2-year term. The notes bear interest at 10% per annum and $210,159 in accrued and unpaid interest as of June 30, 2020. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, is collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the six months ended June 30, 2020, $1,536 was amortized to interest expense.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $31,777 for the 2020 Note, and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2020 and December 31, 2019, warrants for an aggregate of 286,394 and 273,919 shares of common stock, respectively, were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $12,109 and recorded as a discount to the note payable balance that are being amortized under the effective interest method over the life of the notes.

During the six months ended June 30, 2020, $163,839 of the debt discount was amortized to interest expense.

As of June 30, 2020, the note payable outstanding principal balances were $2,869,667, which are presented net of unamortized discounts of $500,098 for a carrying balance of $2,369,569. As of December 31, 2019, the note payable outstanding principal balances were $2,744,667, which are presented net of unamortized discounts of $637,904 for a carrying balance of $2,106,763.

Loan Payable

In April 2020, the Company received $450,000 in proceeds under the Payroll Protection Program.

7.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 3,515,652 shares of Preferred Stock, of which 769,784 shares were designated as Series A preferred stock, 997,616 were designated as Series B preferred stock and 1,748,252 shares were designated as Series C preferred stock. As of June 30, 2020, there were no undesignated shares of Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In June 2017, the Company issued and sold 729,784 shares of Series A preferred stock at a price of $4.1108 per share (“Series A Original Issue Price”) for gross proceeds of $3,000,000. Additionally, the Company issued 40,000 shares in consideration of a services agreement. The fair value of $164,433 was included as research and development expenses in the statements of operations.

In February 2018, the Company issued and sold 997,616 shares of Series B preferred stock at a price of $10.0239 per share (“Series B Original Issue Price”) for gross proceeds of $10,000,000.

In June 2020, the Company issued and sold 103,811 shares of Series C preferred stock at a price of $17.16 per share (“Series C Original Issue Price”) for net proceeds of $1,629,983 after issuance costs of $151,414. Additionally, the Company charged an additional $313,687 in deferred offering costs, including $129,791 incurred as of December 31, 2019, to additional paid-in capital upon the completion of the Series C raise.

As of both June 30, 2020 and December 31, 2019, 769,784 shares of Series A preferred stock were issued and outstanding. As of both June 30, 2020 and December 31, 2019, 997,616 shares of Series B preferred stock were issued and outstanding. As of June 30, 2020, 103,811 shares of Series C preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series C stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series C Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into common stock. Upon this completion, the Series B stockholders, followed by Series A stockholders, will then be entitled to a liquidation preference equal to the greater of (i) the Series B (and Series A) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B (and Series A) Preferred Stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preferences as of June 30, 2020 and December 31, 2019 were $14,195,830 and $13,164,433, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $30,000,000 of gross proceeds to the Company at a price of at least $68.64 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $4.1108 for Series A preferred stock, $10.0239 for Series B stock and $17.16 for Series C preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of June 30, 2020 and December 31, 2019, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Common Stock

The Company authorized 7,000,000 and 6,000,000 shares of common stock at $0.0001 par value as of June 30, 2020 and December 31, 2019, respectively. As of June 30, 2020 and December 31, 2019, 1,732,085 shares of common stock were issued and outstanding.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the six months ended June 30, 2019, the Company issued 1,875 shares of common stock pursuant to exercises of stock options for proceeds of $7,708.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of June 30, 2020 and December 31, 2019, warrants for an aggregate of 286,394 and 273,919 shares of common stock were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company determined the fair value of the warrants to be $0.04 per share under the Black-Scholes method for a total allocated value of $12,109, which was recorded as a discount to the Notes and is being recognized under the effective interest method over the life of the Notes.

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 466,406 shares as of both June 30, 2020 and December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2020 and December 31, 2019, there were 151,000 and no shares available for grant under the 2016 Plan, respectively. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 735,848 shares as of both June 30, 2020 and December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2020 and December 31, 2019, there were 287,587 and 320,409 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the six months ended June 30, 2020 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2019	419,570	$5.35	$-
Granted	32,822	10.02
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2020 (unaudited)	452,392	$5.69	$-

Exerciseable as of June 30, 2020 (unaudited)	296,069	$4.64

	June 30,
	2020	2019
Weighted average grant-date fair value of options granted during period	$3.20	$3.18
Weighted average duration (years) to expiration of outstanding options at year-end	7.37	8.08

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Risk-free interest rate	1.44%	2.58%
Expected term (in years)	6.08	5.52
Expected volatility	44.43%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$3.20	$3.18

The total grant-date fair value of the options granted during the six months ended June 30, 2020 and 2019 was $105,030 and $12,688, respectively. Stock-based compensation expense for stock options of $114,992 and $172,721 was recognized under FASB ASC 718 for the six months ended June 30, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $383,268 and $393,230 as of June 30, 2020 and December 31, 2019, respectively, and will be recognized over a weighted average period of 16 months as of June 30, 2020.

Restricted Common Stock

As of June 30, 2020, 60,490 shares of restricted common stock were vested. During the six months ended June 30, 2020 and 2019, the Company recorded stock-based compensation expense of $29,850 and 28,456 in the statements of operations, respectively.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Research and development expenses	$38,765	$32,472
General and administrative expenses	106,077	168,705
	$144,842	$201,177

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense and research and development and net operating loss carryforwards. As of June 30, 2020, the Company had net deferred tax assets before valuation allowance of $5,019,630. The following table presents the deferred tax assets and liabilities by source:

June 30,
2020
(unaudited)
Deferred tax assets:
Net operating loss carryforwards	4,840,739
Stock-based compensation	11,406
Research and development tax credit carryforwards	69,036
Depreciation timing difference	98,449
Valuation allowance	(5,019,630)
Net deferred tax assets	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six months ended June 30, 2020, cumulative losses through June 30, 2020, and no history of generating taxable income. Therefore, a full valuation allowance of $5,019,630 was recorded. The valuation allowance increased by $845,924 during the six months ended June 30, 2020. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0% and 39.8%, respectively. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

10.	RELATED PARTY TRANSACTIONS

As of June 30, 2020, the Company has issued two promissory notes to entities with common management for an aggregate principal amount of $907,167. In conjunction with the notes, the Company granted warrants to purchase an aggregate of 90,536 shares of common stock to the entities. See Note 6.

During the six months ended June 30, 2020, the Company incurred $82,700 in expenses to an entity with common management, of which $43,500 was included as cost of net revenue and $39,260 was included as research and development expenses in the statements of operations.

In January 2019, the Company entered into a pilot services agreement with an entity who owns an investor in the Company. As of June 30, 2019, the Company had $58,500 in accounts receivable due from this entity, of which $6,000 was earned in revenue and $52,500 was recorded as deferred revenue.

11.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month through May 31, 2019 with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

In April 2018, the Company entered into an operating lease for a culinary lab. The lease term commenced on April 1, 2018 and the agreement is on a month-to-month basis.

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expires on May 31, 2020. The lease agreement requires monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018 and expires on May 31, 2020. The lease agreement requires monthly base rent payments of $4,000 through May 31, 2019 and $4,120 for the year thereafter, plus operating costs of $500 per month.

Rent expense for the six months ended June 30, 2020 and 2019 was $92,384 and $184,312, respectively.

Future minimum lease commitments under operating and capital leases as of June 30, 2020 are as follows:

Year Ending December 31,
2020	$105,711
2021	116,582
2022	120,080
2023	50,648
Total	$393,021

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In July 2020, the Company issued an additional promissory note for proceeds of $125,000. In September 2020, the Company issued an additional promissory note for proceeds of $639,982.

As of the issuance date of these financial statements, the Company has issued 302,629 shares of Series C Preferred Stock for gross proceeds of $5,193,114.

Management has evaluated subsequent events through September 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation(1)

2.2 Fifth Amended and Restated Certificate of Incorporation(2)

2.3 Bylaws(3)

3.3 Form of Promissory Note(4)

3.4 Form of Warrant(5)

4 Form of Subscription agreement(6)

6.1 Note Purchase Agreement (7)

6.2 Promotion & Pricing Agreement with CaliBurger(8)

6.3 Rise of Miso, LLC Promissory Note(9)

6.4 Future VC SPV, LLC Promissory Note(10)

8 Form of escrow agreement with The Bryn Mawr Trust Company(11)

11.1 Consent of Independent Auditor(12)

11.2 Consent of Levy Restaurants(13)

11.3 Consent of CaliBurger(14)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(10) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(11) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(12) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(13) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(14) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: September 30, 2020

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: September 30, 2020

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: September 30, 2020

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: September 30, 2020